SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                     IMPERIAL PETROLEUM, INC
                        (Name of Issuer)

            Common Stock, par value $0.006 per share
                 (Title of Class of Securities)

                           45307 82 06
                         (CUSIP Number)

                        February 13, 2002
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [ X ]          Rule 13d-1(c)

     [   ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45307 82 06                                SCHEDULE 13G

(1)  Name of Reporting Person                    Luther Henderson
     I.R.S. Identification No.
     of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
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(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship or Place
     of Organization                     United States of America
-----------------------------------------------------------------
Number of Shares

   Beneficially          (5)  Sole Voting Power         2,311,457
-----------------------------------------------------------------
 Owned by Each           (6)  Shared Voting Power               0
-----------------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power    2,311,457
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      With:              (8)  Shared Dispositive Power          0
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(9)  Aggregate Amount Beneficially Owned                2,311,457
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                        13.1%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 45307 82 06                                SCHEDULE 13G

Item 1(a).    NAME OF ISSUER:

              Imperial Petroleum, Inc. (the "Issuer")

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11600 German Pines Drive
               Evansville, Indiana 47725

Item 2(a) - (c).    NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING:

                    Luther Henderson
                    5608 Malvey, Suite 104
                    Fort Worth, Texas 76107

                    Mr. Henderson is a citizen of the United
                      States of America

Item 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.006 par value per
               share, of the Issuer.

Item 2(e).    CUSIP NO.:

              45307 82 06

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-
          1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON
          FILING IS A:

          (a)  [  ] Broker or dealer registered under section
                    15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

          (c)  [  ] Insurance company as defined in section
                    3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  [  ] Investment company registered under
                    section 8 of the Investment Company Act
                    of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

CUSIP NO. 45307 82 06                                SCHEDULE 13G

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as defined in section
                    3(b) of the Federal Deposit Insurance Act
                    (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)

               Not applicable.

Item 4.    OWNERSHIP:

           (a)  Amount beneficially owned:  2,311,457

           (b)  Percent of class:  13.1%(FN1)

           (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote:  2,311,457

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  2,311,457

               (iv) shared power to dispose or to
                    direct the disposition of: 0

     In addition to the shares reported by the Reporting Person herein, the Reporting Person may acquire additional shares of the Issuer's Common Stock pursuant to the terms of that certain Exchange Agreement, dated February 13, 2002, among the Issuer, the Reporting Person and John R. Bailey if the Issuer defaults on its obligations to fully fund a loan to Warrior Resources, Inc., an Oklahoma corporation.


-----------------

FN1. Based upon information provided to the Reporting Person by the Issuer indicating 17,640,955 shares of Common Stock were outstanding as of the close of business on February 13, 2002.

CUSIP NO. 45307 82 06                                SCHEDULE 13G

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY OR CONTROL PERSON:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.

Item 10.  CERTIFICATIONS:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  March 4, 2002




                              /s/  LUTHER HENDERSON
                              -------------------------------
                              Luther Henderson





            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)